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                            September 22, 2021

       Matthew Abernethy
       Chief Financial Officer
       NEUROCRINE BIOSCIENCES INC
       12780 El Camino Real
       San Diego, CA 92130

                                                        Re: NEUROCRINE
BIOSCIENCES INC
                                                            10-K filed February
5, 2021
                                                            Form 8-K filed
August 3, 2021
                                                            Form 8-K filed
February 4. 2021

       Dear Mr. Abernethy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Managment's Discussion and Analysis
       Research and Development, page 54

   1.                                                   We have the following
comments on your research and development disclosures:
                                                            Please disclose the
costs incurred during each period presented for each of your key research and
development programs. If you do not track your research and
                                                           development costs by
program, please disclose that fact and explain why you do not maintain and
evaluate research and development costs by program;
                                                            Notwithstanding the
above bullet, we note that you separately present milestone
                                                           payments, payroll
and benefits, and facilities and other expenses. Given that these costs are separately
presented, please explain the nature of the costs you include in the Late, Early and
Research and discover stages; and
                                                            Please expand upon
your statement that the increase in R&D expense from 2019 to
                                                           2020 was primarily
the result of increased investment to support advancing your
 Matthew Abernethy
NEUROCRINE BIOSCIENCES INC
September 22, 2021
Page 2
              clinical portfolio to provide greater insight into the drivers of this increased investment.
Form 8-K filed August 3, 2021

Exhibit 99.1, page 1

2. We note that you have excluded milestone payments received from licenses and collaborations, milestones paid related to licenses and collaborations, non-cash collaboration revenue and acquired in-process research and development to arrive at non-
         GAAP net income and non-GAAP income per share. We also note that you have excluded milestones paid related to licenses and collaborations to arrive at non-GAAP
         R&D. Please tell us your consideration of the guidance in Question
100.01 of the Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations for these adjustments. In this regard, you disclose in your Form 10-K that one of your
         business strategies is to utilize strategic alliances to enhance your development and commercialization capabilities. You also provide a risk factor which indicates that you depend on your current collaborators for the development and commercialization of several of your products and product candidates and may need to enter into future collaborations to develop and commercialize certain of your product candidates.
Form 8-K filed February 4. 2021

Exhibit 99.1
Full Year 2021 Expense Guidnace, page 3

3. We note that your Combined GAAP R&D and SG&A expenses do not include any potential milestones or in-process research and development costs associated with current collaborations or future business development activities. Given that these costs should not be excluded from your GAAP measure, please address the appropriateness of this presentation. Refer Item 10(e)(1)(B) and tell us how you intend to revise your disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 if
you have questions.



FirstName LastNameMatthew Abernethy                              Sincerely,
Comapany NameNEUROCRINE BIOSCIENCES INC
                                                                 Division of
Corporation Finance
September 22, 2021 Page 2                                        Office of Life
Sciences
FirstName LastName